Exhibit (a)(5)(D)
For Immediate Release
     Friendly LRL Holdings Responds to Startech’s Recommendation on its Tender Offer
•	Urges Startech to Disclose Any Available Alternative Financing Arrangements

•	Announces Waiver of Second-Step Merger Condition and Satisfaction of Regulatory Condition

•	Comments on Unsolicited Inquiry from Startech Distributors

•	Arranges for Transfer of Funds Sufficient to Purchase all outstanding Shares at the Tender Offer Price to Depositary in New York
Geneva, Switzerland, July 20, 2009 — Friendly LRL Holdings LLC (“FLH”) released the following statement in response to last week’s announcement by Startech Environmental Corporation (OTC Bulletin Board: STHK.OB) (“Startech”):
          On July 6, 2009, FLH Acquisition Corp., a wholly-owned subsidiary of FLH (“FAC”), commenced a tender offer to acquire all of the outstanding common stock of Startech for $0.65 per share in cash. On July 17, 2009, Startech’s Board of Directors, without engaging in any substantive negotiations with FLH regarding the tender offer, urged Startech’s shareholders not to tender their shares, notwithstanding the fact that the offer represents:
•	a 103% premium to the last reported sale of Startech common stock of $0.32 on June 29, 2009, the last trading day preceding the public announcement by FLH of its intention to commence the tender offer; and

•	a 84% premium to the average closing price of Startech common stock over the nine months preceding the public announcement by FLH of its intention to commence the tender offer.
          Sergey Mitirev of FLH commented, “We continue to believe that our offer would deliver substantial, immediate and highly certain value to Startech’s shareholders. Our offer allows Startech shareholders to accept cash for their shares now, at a significant premium to Startech’s historical trading prices as outlined above, rather than continue to wait for Startech’s Board to attempt to generate incremental shareholder value, a prospect which we believe to be highly speculative given Startech’s historic operating performance and current financial condition as reflected in its securities filings.”
FLH urges Startech to disclose terms of any available financing alternatives
          In particular, FLH notes that Startech’s Board of Directors has recognized that Startech will require substantial amounts of additional equity capital in the near term in order to continue as a going concern. Startech further acknowledges that it has been unable to raise any such equity despite its efforts which have been ongoing “for some time.” On July 17, Startech stated that it “is currently in discussions with potential investors for a controlling or non-controlling interest.” FLH urges Startech to make public the terms of potential third party financing that

Startech claims is available so that Startech shareholders may consider the information when deciding whether to tender their shares in FLH’s tender offer. We believe that, to the extent any financing alternatives might be available to Startech, such financing would likely be at a valuation below FLH’s $0.65 per share offer and would be dilutive to Startech shareholders, both as a result of the additional investment and as a result of triggering anti-dilution rights held by certain of Startech’s existing warrantholders. Startech should without delay publicly disclose what solution it has in mind for Startech that is superior to FLH’s offer so that Startech shareholders can consider that information when deciding whether to tender.
Startech’s financial analysis assumes it achieves its own speculative sales targets
          According to Startech’s amended Schedule 14D-9 (the “Schedule 14D-9”) filed on July 17th, the company’s financial advisor was not requested to, and it did not, solicit third party indications of interest in the possible acquisition of Startech, any investment in Startech or any other transaction involving Startech. We also note that in its summary financial analysis in the Schedule 14D-9, Startech’s financial advisor elected to overweight discounted cash flow analysis based on estimates of future performance provided by management, which it assumed without independent verification or investigation and that are “highly dependent upon the Company’s ability to meet its sales targets for its Plasma Converter System”, and elected to underweight EBITDA analysis. According to Startech’s Schedule 14D-9, Startech has commercially deployed only two PCS systems since inception in 1992 and potential buyers of the PCS “have expressed reluctance to commit to the product because of the Company’s perceived undercapitalization.” In fact, according to Startech’s own disclosure filed with the SEC on July 2, 2009, Startech has no pending orders for PCS systems for which payments are not past due. Moreover, despite the Company’s belief disclosed in the Schedule 14D-9 “that 2007 was an inflection point in the commercial adoption of its PCS system”, based on its public disclosures it has not entered into any customer agreements for new commercial sales of PCS systems since August 2007. In view of the foregoing, we believe the financial analyses represent highly speculative values that are based on sales targets which Startech has historically been unable to achieve.
FLH removes certain conditions to the transaction
          Dmitry Timoshin of FLH stated, “Our offer is an all-cash transaction, with no financing condition. We believe the conditions to our offer are, by any objective measure, less significant, more concrete, more achievable and more certain than the risks associated with Startech’s current operations. In fact, many of the conditions to our offer are a direct result of Startech’s refusal to negotiate with us. Startech’s Board could eliminate such conditions by engaging in discussions with us and supporting our offer.”
          Given that Startech’s Board continues to forestall a negotiated transaction, FLH is focused on eliminating conditions to its offer to provide Startech’s shareholders with the opportunity to realize the compelling value represented by its offer. Accordingly, FLH is announcing today that it has amended its offer in order to waive the “Second-Step Merger Condition” to the closing of its offer, which previously required a definitive merger agreement, in form and substance satisfactory to FLH in its reasonable discretion, to be executed by Startech and FAC and/or its affiliates with respect to the merger of Startech and FAC and/or its affiliates.

          Further, based on its regulatory review to date of antitrust, trade regulation and foreign investment laws and regulations, FLH is not aware of any such law that would prohibit its acceptance for payment of shares tendered pursuant to the offer and, accordingly, FLH has determined that the “Regulatory Condition” to the closing of its offer has been satisfied. Subject to satisfaction or waiver of the other conditions to its offer, including the Minimum Condition, FAC intends to accept for payment Startech shares tendered pursuant to its offer at the scheduled expiration (12:00 midnight, New York City time on July 31, 2009) and to commence payment for those shares promptly thereafter.
FLH comments on unsolicited inquiry from Startech distributors
          FLH recently received an unsolicited letter from certain of Startech’s distributors inquiring as to FLH’s plans with respect to Startech’s existing distribution agreements. Dmitry Timoshin commented, “As we have previously communicated to Startech’s Board and as we describe in our Offer to Purchase, we intend, following a successful acquisition of Startech, to continue to run the business as a going concern and hope to derive value from Startech’s existing relationships and partners. Following the closing of the tender offer, we intend to seek to effect a merger with the Company pursuant to which Startech will survive the merger as a wholly-owned subsidiary of FLH, and all contractual obligations of Startech will survive the merger and remain obligations of Startech in accordance with their respective terms.”
FLH has made arrangements to transfer sufficient funds to its New York-based depositary
          FLH also announced that it has made arrangements to promptly deposit funds sufficient to purchase all outstanding shares at the tender offer price with the depositary and paying agent for the offer, Continental Stock Transfer & Trust Company, New York, New York.
Source: Friendly LRL Holdings LLC
Contact:
Morrow & Co., LLC (Information Agent for the offer)
Stamford, CT
(800) 607-0088 or (203) 658-9400
DISCLAIMER: CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS. Statements in this press release that are not historical facts are “forward-looking statements”. Such forward-looking statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, among others: the willingness of Startech to enter into a definitive agreement with respect to the transaction with FLH or an affiliate thereof, the willingness of Startech shareholders to tender their shares in the tender offer and the number and timing of shares tendered, the receipt of third party consents and approvals to the extent required for the acquisition and the satisfaction of the conditions to the tender offer described in the Offer to Purchase and related materials to be filed by FLH with the Securities and Exchange Commission. This press release speaks only as of its date, and FLH undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials), as amended, filed by FLH and its affiliates with the SEC on July 6, 2009. The tender offer statement (and related materials), as they may be amended from time to time, contain important information, including the terms and conditions of the offer, that should be read carefully before any decision is made with respect to the tender offer. These materials may be obtained for no charge upon request to Morrow & Co., LLC, the information agent for the tender offer, by calling toll-free at 1-800-607-0088. In addition, these materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s Web site at www.sec.gov.